Exhibit 1.01

Lands’ End, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

Introduction

Lands’ End, Inc. (the “Company”) is a multi-channel retailer of casual clothing, accessories and footwear, as well as home products. The Company is including this Conflict Minerals Report (“Report”) as an exhibit to its Form SD for the year ended December 31, 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

If a Securities and Exchange Commission registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten) (collectively, “Conflict Minerals” or “3TG”), and the 3TG are necessary to any such product’s functionality or production, the Conflict Minerals Rule requires that the registrant undertake a reasonable country of origin inquiry (“RCOI”). If, as a result of the RCOI, the registrant knows or has reason to believe that any 3TG originated in the Democratic Republic of Congo or the adjoining countries of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania and Zambia (collectively, the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals.

Actions described in this Report as conducted by the Company include actions conducted on the Company’s behalf by a third party vendor.

Product Description

During 2014, the Company “contracted to manufacture” certain products for which 3TG are necessary to their functionality or production. This Report describes our due diligence measures on the source and chain of custody of 3TG necessary to the products we contracted to manufacture during 2014, including apparel, footwear, home fashion, jewelry and accessories. Within these products are components that can be specified but are generally obtained indirectly from suppliers by our direct suppliers. These components may include, but are not limited to, fabrics, zippers, fashion accessories, buttons, snaps and buckles. The foregoing is not an exhaustive list of all of the Company’s product categories and components and should not be relied upon as such.

Reasonable Country of Origin Inquiry

We analyzed our supply chain to determine which suppliers were in-scope for purposes of the Conflict Minerals Rule. To implement the RCOI, the Company’s suppliers that were identified as in-scope through this analysis were engaged to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. The Company believes that its RCOI was reasonably designed to determine whether such Conflict Minerals originated in the Covered Countries or came from scrap or recycled sources. Information was collected and stored using an online platform provided by a third party vendor.

The Company’s supplier engagement followed these steps:

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An introduction email was sent to first-tier suppliers that provide products to the Company that contain or might reasonably be expected to contain one or more of the Conflict Minerals (“Tier-1 Suppliers”), which described the compliance requirements and requested 3TG information;

•	Up to 10 reminder emails were subsequently sent to each non-responsive supplier requesting survey completion; and

•	Suppliers who remained non-responsive to email reminders were contacted by telephone to try and determine the reason for the delay and to provide further assistance for completing the request.

An escalation process was initiated for suppliers that continued to be non-responsive after the above contacts were made.

Our RCOI utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) for data collection. The CMRT includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of 3TG smelters and refiners (“SORs”) and the origin of 3TG used by those facilities.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues, including incomplete data obtained through CMRT reporting, responses that did not identify SORs for listed metals, and organizations that were identified as SORs, but not verified as such through further analysis and research. Our inquiries did not always reveal definitive answers. The survey response rate among the Company’s Tier-1 Suppliers was 68%. Of the responding suppliers, 6% indicated that the products supplied to the Company contained one or more 3TG that was necessary to the functionality or production of such products.

Design of Due Diligence Measures

Following our RCOI, we conducted a due diligence process intended to conform in all material respects with the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements, an internationally-recognized due diligence framework (the “OECD Guidance”). As we do not purchase any Conflict Minerals from mines or SORs, and we do not manufacture any of the products covered by the Conflict Minerals Rule, we must rely on our direct suppliers to provide information regarding the origin of the Conflict Minerals that are included in such products. The OECD Guidance was written for both upstream and downstream companies in the supply chain. (Upstream companies are those between the mine and SORs. Downstream companies are those entities between the SOR and retailer.) As we are a downstream company in the supply chain, our due diligence practices were developed accordingly.

Due Diligence Measures Performed

We undertook to perform the following due diligence measures:

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Policies and Procedures. We adopted a conflict minerals policy, which is publicly available at www.landsend.com/sustainability/. In addition, we have informed our suppliers that they must respond to inquiries from us regarding their use of Conflict Minerals.

•	Internal Measures. We implemented internal measures to strengthen company engagement with suppliers.

•
Identification and Assessment of Supply Chain Risks. We created a process to request information from our suppliers about the origin of Conflict Minerals that are necessary to the functionality or production of our products. This process is intended to identify SORs in our supply chain.

•	Response to Identified Risks. We designed and implemented a strategy to respond to supply chain risks.

•	Management Reporting. We reported risk management findings to members of the Company’s senior management.

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Annual Reporting. This Report, which constitutes our annual report on our Conflict Minerals due diligence, was prepared for filing with the Securities and Exchange Commission. This Report is available on our website at www.landsend.com/sustainability/.

•	Document Retention. The Company is retaining documentation regarding its due diligence process for 2014 in accordance with its records retention policies.

As stated above, Tier-1 Suppliers were requested to use the CMRT to identify SORs and associated countries of origin. For those supply chains with SORs that are known or thought to be sourcing from the Covered Countries, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals. The Company also compared the names of any SOR identified in the suppliers’ responses to the Standard Smelter Names set forth in the CMRT and the list of conflict-free SORs and country of origin information published by the Conflict-Free Sourcing Initiative (“CFSI”) Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. If the SOR was not certified by these internationally-recognized schemes, the Company attempted to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review included: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there were any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made to SORs to gather information about the mine country of origin and sourcing practices.

Due Diligence Results

The table set forth on Schedule 1 to this Report lists the SORs identified by the suppliers we surveyed, including SORs with indications of sourcing from an unknown reserve. Not all of these SORs necessarily processed 3TG contained in our 2014 products, which are described under “Product Description.” This is because our suppliers generally provided facility information through the CMRT at the company level, representing the suppliers’ entire product lines, and generally did not limit their CMRT responses to facility information for 3TG in products they supply to the Company specifically. The suppliers we surveyed who identified the countries of origin of 3TG in their products identified the countries listed on Schedule 2 to this Report. The 3TG contained in our 2014 products did not necessarily originate in the countries listed on Schedule 2. This is because our suppliers generally provided country of origin information via the CMRT at the company level, representing the suppliers’ entire product lines, and generally did not limit their CMRT responses to countries of origin for products they supply to the Company specifically. Suppliers that identified a Covered Country as the country of origin for 3TG identified processing facilities that are listed as having been designated as “conflict-free” under the CFSI’s Conflict-Free Smelter Program (or have received a “conflict-free” designation from another independent third party audit program).

Steps to Improve Due Diligence

The Company supports the objective of preventing armed groups in the Covered Countries from benefitting from the sourcing of Conflict Minerals from that region. We are committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and we expect that our suppliers are likewise committed to responsible sourcing. We expect our suppliers to take steps to determine if their products contain Conflict Minerals and if so, implement supply chain due diligence processes to identify sources of these minerals and support efforts to eradicate the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, we intend to take the following steps to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Continue to assess the presence of 3TG in our supply chain,

•	Increase the supplier response rate for the RCOI process,

•	Identify indirect component suppliers that have well-established conflict minerals programs,

•	Continue to compare RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program, and

•	Contact SORs identified through the RCOI process to request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI’s Conflict-Free Smelter Program.

Schedule 1

The following lists the SORs that the suppliers we surveyed reported as being in their supply chains and indicates (with the * symbol) which of these SORs have been certified as complying with CFSI’s Conflict-Free Smelter Program or an equivalent third party audit program.

SOR	Metal
LS-NIKKO Copper Inc.*	Gold
Metalor Technologies (Hong Kong) Ltd*	Gold
Metalor Technologies SA*	Gold
Shandong Zhaojin Gold & Silver Refinery Co. Ltd*	Gold
Yantai Kanfort Metal Company Limited	Tin
Yunnan Tin Company Limited*	Tin
Zhongyuan Gold Smelter of Zhongjin Gold Corporation*	Gold

Schedule 2

The following lists the countries of origin from which the reported SORs in Schedule 1 collectively source 3TG, based on information provided by our suppliers and the CFSI or an equivalent third party audit program.

Angola	Japan
Australia	Kazakhstan
Belgium	Malaysia
Bolivia	Mozambique
Brazil	Peru
Canada	Philippines
Chile	Singapore
China	South Africa
Democratic Republic of the Congo	South Korea
Ethiopia	Sweden
Germany	Switzerland
Hong Kong	Thailand
India	United Kingdom
Indonesia	United States